UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

KongZhong Corporation

(Name of Issuer)

Ordinary shares, par value $0.0000005 per share and

American Depositary Shares, each representing 40 ordinary shares

(Title of Class of Securities)

50047P104(1)

(CUSIP Number)

Wargaming.net LLP

Sterling House, Fulbourne Road, Walthamstow

London, E17 4EE, United Kingdom

Telephone: +44 2084 982777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No. 50047P104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wargaming.net LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 40,000,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 40,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.1%(3)
14.	Type of Reporting Person (See Instructions) CO

(2)	Consists of currently exercisable warrants to purchase 40,000,000 ordinary shares, par value $0.0000005 per share (the “Ordinary Shares”), of KongZhong Corporation (the “Issuer”), directly beneficially owned by Wargaming.net Limited, which is a wholly-owned subsidiary of Wargaming.net LLP (the “Reporting Person”). The Reporting Person may be deemed an indirect beneficial owner of 40,000,000 Ordinary Shares underlying the warrants directly beneficially owned by its wholly-owned subsidiary. The Reporting Person disclaims beneficial ownership in the 40,000,000 Ordinary Shares underlying the above warrants, except to the extent of the Reporting Person’s pecuniary interest therein.

(3)	All share percentage calculations in this Amendment No. 3 to the Schedule 13D are based on 1,882,073,063 Ordinary Shares of the Issuer outstanding as of December 31, 2014, as reported in the Issuer’s annual report on Form 20-F for the year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission on April 16, 2015.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

This Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) amends the Statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2012, as amended pursuant to Amendment No. 1 filed with the Commission on October 27, 2014 and Amendment No. 2 filed with the Commission on April 3, 2015, and constitutes an “exit” filing for the Reporting Person (as defined in Item 2 below).

The securities to which this Amendment No. 3 relates include (i) ordinary shares, par value $0.0000005 per share (“Ordinary Shares”) of KongZhong Corporation (the “Issuer”), (ii) American Depositary Shares, each of which represents 40 Ordinary Shares of the Issuer (“ADSs”), and (iii) warrants to purchase Ordinary Shares and their equivalent ADSs (the “Warrants” and, together with the Ordinary Shares and the ADSs, the “Securities”). The Issuer is incorporated under the laws of the Cayman Islands and has its principal executive offices at 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044.

Unless otherwise stated herein, information reported in the Original Schedule 13D, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded with information contained in this Amendment No. 3.

Item 2. Identity and Background

Items 2(a), (d) and (e) are hereby amended and restated as follows:

(a) This Amendment No. 3 is filed by Wargaming.net LLP (“Wargaming LLP” or the “Reporting Person”). The designated members of Wargaming LLP are Ockster Financial Corp., a British Virgin Islands corporation, Lunarbell Management Inc., a British Virgin Islands corporation, and Kloyster Systems Corp., a British Virgin Islands corporation (each a “Member” and, collectively, the “Members”). Each of the Members disclaims beneficial ownership in the Securities reported in this Amendment No. 3, except to the extent of such Member’s pecuniary interest therein.

(d) During the last five years, none of the Members nor the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Members nor the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated as follows:

Pursuant to a share purchase agreement, dated as of November 30, 2015, between Wargaming Group Limited, a Cyprus limited liability company (“Wargaming Group Limited”), and the Reporting Person, the Reporting Person sold to Wargaming Group Limited 40,000,000 Ordinary Shares. Pursuant to an American Depositary Shares purchase agreement, dated as of December 8, 2015, between Wargaming Group Limited and the Reporting Person, the Reporting Person sold to Wargaming Group Limited 3,064,500 ADSs. Additionally, between August 18, 2015 and August 20, 2015, the Reporting Person sold, in the aggregate, 75,000 ADSs in a series of transactions. Following the closings of the transactions set forth in this Item 4, the Reporting Person does not directly beneficially own any Ordinary Shares or ADSs of the Issuer.

The Reporting Person may be deemed an indirect beneficial owner of 40,000,000 Ordinary Shares underlying the Warrants directly beneficially owned by its wholly-owned subsidiary, Wargaming.net Limited (“Wargaming.net Limited”). The Reporting Person sold these Warrants to Wargaming.net Limited effective December 2, 2015, pursuant to a share subscription and intellectual property rights contribution agreement between Wargaming.net Limited and the Reporting Person, dated as of June 30, 2015, as amended as of December 2, 2015. The Reporting Person disclaims beneficial ownership in the 40,000,000 Ordinary Shares underlying these Warrants, except to the extent of the Reporting Person’s pecuniary interest therein.

Except as otherwise stated herein, the Reporting Person does not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) Following the closings of the transactions set forth in Item 4 above, the Reporting Person does not directly beneficially own any Ordinary Shares or ADSs of the Issuer. The Reporting Person may be deemed an indirect beneficial owner of 40,000,000 Ordinary Shares underlying the Warrants directly beneficially owned by its wholly-owned subsidiary, Wargaming.net Limited.

(b) See rows 7 through 11 and row 13 of the cover page of this Amendment No. 3.

(c) Except as reported herein, the Reporting Person has not engaged in any transactions in the Securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of 5% or more of the Securities of the Issuer on December 8, 2015.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

The information in Item 4 above is incorporated by reference herein. Other than as described in this Amendment No. 3, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any Securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2015

WARGAMING.NET LLP

By:	/s/ Graham Hedley Cook
Name: Graham Hedley Cook
Title: Director, Kloyster Systems Corp., as Manager of Wargaming.net LLP

By:	/s/ Liloutie Kavita Ramphal
Name: Liloutie Kavita Ramphal
Title: Director, Kloyster Systems Corp., as Manager of Wargaming.net LLP

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